SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

                                 Amendment No. 5

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        LEAP WIRELESS INTERNATIONAL, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    521863308
                                 (CUSIP Number)

                        Owl Creek Asset Management, L.P.
     640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
                                 (212) 688-2550

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 15, 2009
             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]
     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 16 Pages)

CUSIP No. 521863308                    13D                Page 2 of 16 Pages

------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Owl Creek I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 66,531
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 66,531
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 66,531
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                 0.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 521863308                    13D                Page 3 of 16 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Owl Creek II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 687,683
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 687,683
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 687,683
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 0.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 521863308                    13D                Page 4 of 16 pages

 ----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                      Owl Creek Advisors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 754,214
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 754,214
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 754,214
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 1.0%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 521863308                    13D                Page 5 of 16 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                           Owl Creek Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,450,065
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,450,065
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 2,450,065
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 3.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 521863308                    13D                Page 6 of 16 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Jeffrey A. Altman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,204,279
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,204,279
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON             3,204,279
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 4.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 521863308                    13D                Page 7 of 16 Pages
-----------------------------------------------------------------------------

          The Schedule 13D initially filed on December 21, 2007 and amended by Amendment No. 1 filed on February 7, 2008, by Amendment No. 2 filed on March 13, 2008, by Amendment No. 3 filed on February 27, 2009 and by Amendment No. 4 filed on April 13, 2009 (the "Amended Schedule 13D"), relating to the common stock, par value $.0001 (the "Common Stock"), of Leap Wireless International, Inc. (the "Issuer"), a Delaware corporation whose principal executive offices are located at 10307 Pacific Center Court, San Diego, California 92121, is hereby amended by this Amendment No. 5 to the Schedule 13D.

          Items 3 and 5 of the Amended Schedule 13D are hereby amended and restated in their entirety as follows (and the remainder of the Amended Schedule 13D shall remain unchanged.

          This  is  the  final  amendment  to  the  Amended   Schedule  13D  and
constitutes an "exit filing" for the Reporting Persons (as defined in the Amended Schedule 13D), who do not intend to file any further amendments to the Amended Schedule 13D.

CUSIP No. 521863308               13D              Page 8 of 16 Pages
-----------------------------------------------------------------------------

Item 3.     Source and Amount of Funds and Other Consideration.

          The Reporting Persons expended an aggregate of approximately $107,111,512.44 of investment capital to purchase the 3,204,279 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by the Reporting Persons in commingled margin accounts maintained at UBS Securities LLC, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

          All or part of the shares of Common Stock beneficially owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Owl Creek I, Owl Creek II, Owl Creek Overseas or SRIF. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

CUSIP No. 521863308                    13D                Page 9 of 16 Pages
-----------------------------------------------------------------------------

Item 5.     Interest in Securities of the Issuer.

     A. Owl Creek I, L.P.
               (a)  Aggregate number of shares beneficially owned: 66,531.
                    Percentage: 0.1% The percentages used herein and in the rest of Item 5 are calculated based upon 77,160,914 shares of Common Stock issued and outstanding after the offering as reported by the Issuer in its Prospectus Supplement (To Prospectus Dated March 4, 2009) filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, dated May 28, 2009, filed on May 29, 2009.
               (b) 1. Sole power to vote or direct vote: -0-
                   2. Shared power to vote or direct vote: 66,531
                   3. Sole power to dispose or direct the disposition: -0-
                   4. Shared power to dispose or direct the disposition: 66,531
               (c) The acquisition/sale dates, number of shares of Common Stock acquired/sold and the price per share for all transactions by Owl Creek I in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
               (d) Owl Creek Advisors, LLC, the general partner of Owl Creek I, has the power to direct the affairs of Owl Creek I, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
               (e) July 15, 2009.

     B. Owl Creek II, L.P.
               (a) Aggregate number of shares beneficially owned: 687,683
                   Percentage: 0.9%
               (b) 1. Sole power to vote or direct vote: -0-
                   2. Shared power to vote or direct vote: 687,683
                   3. Sole power to dispose or direct the disposition: -0-
                   4. Shared power to dispose or direct the disposition:
                      687,683
               (c) The acquisition/sale dates, number of shares of Common Stock acquired/sold and the price per share for all transactions by Owl Creek II in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.

CUSIP No. 521863308                    13D                Page 10 of 16 Pages
-----------------------------------------------------------------------------

               (d) Owl Creek Advisors, LLC, the general partner of Owl Creek II, has the power to direct the affairs of Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
               (e) July 15, 2009.

     C. Owl Creek Advisors, LLC
               (a) Aggregate number of shares beneficially owned: 754,214
                   Percentage: 1.0%
               (b) 1. Sole power to vote or direct vote: -0-
                   2. Shared power to vote or direct vote: 754,214
                   3. Sole power to dispose or direct the disposition: -0-
                   4. Shared power to dispose or direct the disposition:
                      754,214
               (c) Owl Creek Advisors, LLC did not enter into any transactions in the Common Stock of the Issuer within the last 60 days. However, Owl Creek Advisors, LLC is the general partner of Owl Creek I and Owl Creek II, and has the power to direct the affairs of Owl Creek I and Owl Creek II. The acquisition/sale dates, number of shares of Common Stock acquired/sold and the price per share for all transactions by Owl Creek I and Owl Creek II in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
               (d) Owl Creek Advisors, LLC, as the general partner of Owl Creek I and Owl Creek II, has the power to direct the affairs of Owl Creek I and Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
               (e) July 15, 2009.

     D. Owl Creek Asset Management, L.P.
               (a) Aggregate number of shares beneficially owned: 2,450,065
                   Percentage: 3.2%
               (b) 1. Sole power to vote or direct vote: -0-
                   2. Shared power to vote or direct vote: 2,450,065
                   3. Sole power to dispose or direct the disposition: -0-
                   4. Shared power to dispose or direct the disposition:
                      2,450,065
               (c) Owl Creek Asset Management, L.P. did not enter into any transactions in the Common Stock of the Issuer within the last 60 days. However, Owl Creek Asset Management, L.P. is the investment manager to Owl Creek Overseas and SRIF and has the power to direct the investment activities of Owl Creek Overseas and SRIF. The acquisition/sale dates, number of shares of Common Stock acquired/sold and the price per share for all transactions by Owl Creek Overseas and SRIF in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.

             (d) Owl Creek Asset Management, L.P., as the investment manager to Owl Creek Overseas and SRIF, has the power to direct the investment activities of Owl Creek Overseas and SRIF, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations.

CUSIP No. 521863308                    13D                Page 11 of 16 Pages
-----------------------------------------------------------------------------

               (e) July 15, 2009.

     E. Jeffrey A. Altman
               (a) Aggregate number of shares beneficially owned: 3,204,279
                   Percentage: 4.2%
               (b) 1. Sole power to vote or direct vote: -0-
                   2. Shared power to vote or direct vote: 3,204,279
                   3. Sole power to dispose or direct the disposition: -0-
                   4. Shared power to dispose or direct the disposition:
                      3,204,279
               (c) Mr. Altman did not enter into any transactions in the Common Stock of the Issuer within the last 60 days. The acquisition/sale dates, number of shares of Common Stock acquired/sold and the price per share for all transactions by Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.

               (d) Not applicable.
               (e) July 15, 2009.

CUSIP No. 521863308                    13D                Page 12 of 16 Pages
-----------------------------------------------------------------------------

                                   SIGNATURES

          After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  July 17, 2009

                                 /s/ JEFFREY A. ALTMAN
                                 ---------------------
                                 Jeffrey A. Altman, individually, and as
                                 managing member of Owl Creek Advisors, LLC,
                                 for itself and as general partner of
                                 Owl Creek I, L.P. and Owl Creek II L.P.,
                                 and as managing member of the general
                                 partner of Owl Creek Asset Management, L.P.,
                                 for itself and as investment manager to Owl
                                 Creek Overseas Fund, Ltd. and Owl Creek
                                 Socially Responsible Investment Fund, Ltd.

CUSIP No. 521863308                    13D                Page 13 of 16 pages
-----------------------------------------------------------------------------

                                   Schedule A

                                OWL CREEK I, L.P.



                         Number of shares       Open market/       Price per
Date of Transaction      Purchased/(Sold)     Cross Transaction      share
    5/28/2009                 6,700                   O              37.70
    5/28/2009                 3,700                   O              37.53
    5/29/2009                 6,700                   O              37.36
     6/1/2009                  (700)                  C             (37.49)
     6/1/2009                 4,800                   O              37.79
     6/3/2009                 2,200                   O              33.40
    6/22/2009                (9,200)                  O             (31.51)
    6/22/2009                  (500)                  O             (31.48)
    6/23/2009                (1,700)                  O             (32.09)
     7/1/2009                  (500)                  O             (31.98)
    7/15/2009               (10,500)                  O             (28.85)
    7/16/2009                (4,400)                  O             (27.57)
    7/16/2009                (1,600)                  O             (27.64)

CUSIP No. 521863308                    13D                Page 14 of 16 Pages
-----------------------------------------------------------------------------

                               OWL CREEK II, L.P.



                         Number of shares       Open market/         Price per
Date of Transaction      Purchased/(Sold)     Cross Transaction        share
    5/28/2009                67,400                   O                37.70
    5/28/2009                37,800                   O                37.53
    5/29/2009                69,100                   O                37.36
     6/1/2009                 2,000                   C                37.49
     6/1/2009                49,700                   O                37.79
     6/3/2009                22,000                   O                33.40
    6/22/2009               (96,900)                  O               (31.51)
    6/22/2009                (4,900)                  O               (31.48)
    6/23/2009               (17,300)                  O               (32.09)
     7/1/2009                (5,400)                  O               (31.98)
    7/15/2009              (103,600)                  O               (28.85)
    7/16/2009               (43,900)                  O               (27.57)
    7/16/2009               (16,200)                  O               (27.64)

CUSIP No. 521863308                    13D                Page 15 of 16 Pages
-----------------------------------------------------------------------------

                          OWL CREEK OVERSEAS FUND, LTD.

                         Number of shares       Open market/         Price per
Date of Transaction      Purchased/(Sold)     Cross Transaction        share
    5/28/2009               246,900                   O                37.70
    5/28/2009               138,200                   O                37.53
    5/29/2009               249,900                   O                37.36
     6/1/2009                10,500                   C                37.49
     6/1/2009               179,000                   O                37.79
     6/3/2009                82,200                   O                33.40
    6/22/2009              (355,200)                  O               (31.51)
    6/22/2009               (17,900)                  O               (31.48)
    6/23/2009               (63,000)                  O               (32.09)
     7/1/2009               (18,600)                  O               (31.98)
    7/15/2009              (477,000)                  O               (28.85)
    7/16/2009              (150,800)                  O               (27.57)
    7/16/2009               (55,600)                  O               (27.64)

CUSIP No. 521863308                    13D                Page 16 of 16 Pages
-----------------------------------------------------------------------------

              OWL CREEK SOCIALLY RESPONSIBLE INVESTMENT FUND, LTD.

                         Number of shares        Open market/       Price per
Date of Transaction      Purchased/(Sold)      Cross Transaction      share
    5/28/2009                 7,000                   O               37.70
    5/28/2009                 3,900                   O               37.53
    5/29/2009                 8,300                   O               37.36
     6/1/2009               (11,800)                  C              (37.49)
     6/1/2009                 5,000                   O               37.79
     6/3/2009                 2,100                   O               33.40
    6/22/2009               (10,300)                  O              (31.51)
    6/22/2009                  (500)                  O              (31.48)
    6/23/2009                (1,800)                  O              (32.09)
     7/1/2009                  (500)                  O              (31.98)
    7/15/2009               (10,100)                  O              (28.85)
    7/16/2009                (4,400)                  O              (27.57)
    7/16/2009                (1,600)                  O              (27.64)